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                                                                    EXHIBIT 99.5
                                                           [English Translation]
                                                                      11/01/2002



The following is a press release dated November 1, 2002.

HANARO TELECOM, INC. OBTAINED BOARD OF DIRECTORS' APPROVAL FOR FOREIGN CAPITAL INVESTMENT IN HANARO

Hanaro Telecom, Inc. ('the Company' or 'Hanaro') announced that it obtained approval from its board of directors regarding foreign capital investment into Hanaro amounting to USD1.4 billion. This includes a USD700 million new rights issue through a private placement and a USD700 million syndicated loan, for its acquisition of a major stake in Powercomm. The foreign investors include AIG, Newbridge Capital and others.

In terms of the new rights issue, a total of 210 million non-bearer common stocks will be issued at KRW4,000 per share, amounting to KRW840 billion.

The Company is also pursuing USD700 million of foreign capital investment through a syndicated loan with a maturity of 5 years. Hanaro is currently working with JP Morgan and UBS Warburg for the loan and will determine the terms and conditions including the interest rate and method of payment at the earliest possible time.

All decision-making authority in relation to finalizing the terms and conditions for the transaction will be delegated to the Representative Director & CEO (including Acting CEO in the absence of CEO), and once the term and conditions are concluded, the contract is expected to be signed within November.

Hanaro plans to hold an extraordinary shareholders meeting in December to obtain approval on amendment of the Articles of Incorporation and on the new rights issue.

"The Company's foreign capital investment this time is mainly for the acquisition of a 30% stake in Powercomm. Against our dedicated efforts, there has been a great deal of rumors and negative comments concerning the acquisition and the necessary fundraising. I believe the Board of Directors' approval on those issues will convey a clear message to the market about our firm determination on these projects and give us a better position in talks with KEPCO," Mr. Won Soo Doo, Hanaro's spokesman commented.

The foreign capital, if successfully raised, will not only enable the Company to acquire a major stake in Powercomm, but also improve its financial condition while securing funds for future projects.